400 Howard Street P.O. Box 7101 San Francisco, CA 94105 Tel +1 800 474 2737

December 31, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  iShares Trust (the “Trust”)
File Nos. 333-92935 and 811-09729
iShares MSCI Egypt Capped Investable Market Index Fund (S0000 28678) (the “Fund”)
Request for Withdrawal of Amendments

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to the Fund, a series of the Trust.

The Trust filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS                             January 29, 2010
485BXT                                April 13, 2010
485BXT                                May 12, 2010
485BXT                                May 28, 2010
485BXT                                June 24, 2010
485BXT                                July 22, 2010
485BXT                               August 19, 2010
485BXT                               September 16, 2010
485BXT                               October 14, 2010
485BXT                               November 10, 2010
485BXT                               December 8, 2010
485BXT                               January 6, 2011
485BXT                               February 3, 2011
485BXT                               March 3, 2011
485BXT                               March 31, 2011
485BXT                               April 28, 2011

485BXT                                May 26, 2011
485BXT                                June 23, 2011
485BXT                                July 21, 2011
485BXT                                July 28, 2011
485BXT                               August 25, 2011
485BXT                               September 22, 2011
485BXT                               October 20, 2011
485BXT                               November 17, 2011
485BXT                               December 15, 2011
485BXT                               January 12, 2012
485BXT                               February 9, 2012
485BXT                               March 8, 2012
485BXT                               April 5, 2012
485BXT                               May 3, 2012
485BXT                               May 31, 2012
485BXT                               June 28, 2012
485BXT                               July 26, 2012
485BXT                               August 23, 2012
485BXT                               September 20, 2012
485BXT                               October 18, 2012
485BXT                               November 15, 2012
485BXT                               December 13, 2012
485BXT                               December 27, 2012
485BXT                               January 24, 2013
485BXT                               February 21, 2013
485BXT                               March 21, 2013
485BXT                               April 18, 2013
485BXT                               May 16, 2013
485BXT                               June 13, 2013
485BXT                               July 11, 2013
485BXT                              August 8, 2013
485BXT                              September 5, 2013
485BXT                              October 3, 2013
485BXT                              October 31, 2013
485BXT                              November 27, 2013
485BXT                              December 26, 2013

The Trust made the initial filing on January 29, 2010 for the purpose of adding the Fund as a new series of the Trust.  The fifty-one additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment.  As of the last filing shown, the amendment was scheduled to become effective on January 24, 2014.

Subsequent to these filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust.  No securities were sold in connection with this offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer